SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

David Hall

1998 PC Connection Voting Trust

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.  ☐

13D

CUSIP No. 69318J100	Page 2 of 9

1	Names of reporting persons Patricia Gallup I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 793,810
	8)	Shared voting power 14,753,188
	9)	Sole dispositive power 8,162,904
	10)	Shared dispositive power 15,000
11	Aggregate amount beneficially owned by each reporting person 8,177,904
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 31.2%(1)
14	Type of reporting person IN

(1)	Based upon 26,205,781 shares of PC Connection, Inc. Common Stock outstanding on May 1, 2014.

13D

CUSIP No. 69318J100	Page 3 of 9

1	Names of reporting persons David Hall I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 397,802
	8)	Shared voting power 14,738,188
	9)	Sole dispositive power 7,766,896
	10)	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,766,896
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 29.6%(1)
14	Type of reporting person IN

(1)	Based upon 26,205,781 shares of PC Connection, Inc. Common Stock outstanding on May 1, 2014.

13D

CUSIP No. 69318J100	Page 4 of 9

1	Names of reporting persons 1998 PC Connection Voting Trust I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 14,738,188(1)
	9)	Sole dispositive power 0
	10)	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 0%(2)
14	Type of reporting person OO

(1)	See Item 6.
(2)	Based upon 26,205,781 shares of PC Connection, Inc. Common Stock outstanding on May 1, 2014.

13D

CUSIP No. 69318J100	Page 5 of 9

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D initially filed on April 23, 2004, as amended on February 11, 2013 and on January 31, 2014 (the “Schedule 13D”) by Patricia Gallup, David Hall and the 1998 PC Connection Voting Trust (collectively, the “Reporting Parties”) with respect to common stock, par value $0.01 per share (the “Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 is being made to disclose the disposition of securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The percentages below are based on 26,205,781 shares of Common Stock outstanding on May 1, 2014.

(a)-(b)

Ms. Gallup beneficially owns 8,177,904 shares of Common Stock, representing 31.2% of Common Stock as of the date of filing this statement. This amount includes 15,000 shares of Common Stock held by Ms. Gallup’s spouse, as to which Ms. Gallup disclaims beneficial ownership. Ms. Gallup has the sole power to vote or direct the vote of 793,810 shares; Ms. Gallup has the shared power to vote or direct the vote of 14,753,188 shares; Ms. Gallup has the sole power to dispose or direct the disposition as to 8,162,904 shares; and Ms. Gallup has the shared power to dispose or direct the disposition as to 15,000 shares.

Mr. Hall beneficially owns 7,766,896 shares of Common Stock, representing 29.6% of Common Stock as of the date of filing this statement. Mr. Hall has sole power to vote or direct the vote as to 397,802 shares; Mr. Hall has the shared power to vote or direct the vote as to 14,738,188 shares; and Mr. Hall has the sole power to dispose or direct the disposition as to 7,766,896 shares.

The 1998 PC Connection Voting Trust has the shared power to vote or direct the vote of 14,738,188 shares of Common Stock, representing 56.2% of Common Stock as of the date of filing this statement.

(c) See Schedule 5(c) attached hereto.

(d) None.

(e) Not applicable.

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CUSIP No. 69318J100	Page 6 of 9

Item 7.	Material to be Filed as Exhibits. The following documents are filed as exhibits to this statement:

Exhibit 1.**	Joint Filing Agreement, dated as of May 23, 2014, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).

Exhibit 3.	Stock Purchase Agreement, dated December 14, 2012, by and among PC Connection, Inc., Patricia Gallup and David Hall (Incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2012).

Exhibit 4.**	Rule 10b5-1 Sales Plan, dated December 13, 2013, by and between Patricia Gallup and Goldman, Sachs & Co.

Exhibit 5.**	Rule 10b5-1 Sales Plan, dated December 13, 2013, by and between David Hall and Goldman, Sachs & Co.

**	Filed herewith

13D

CUSIP No. 69318J100	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2014	By:	/s/ Patricia Gallup
Patricia Gallup

Date: May 23, 2014	By:	/s/ David Hall
David Hall

1998 PC Connection Voting Trust

Date: May 23, 2014	By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee

Date: May 23, 2014	By:	/s/ David Hall
David Hall, as Trustee

PC Connection, Inc.

Date: May 23, 2014	By:	/s/ Timothy McGrath
Timothy McGrath
President and Chief Executive Officer

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CUSIP No. 69318J100	Page 8 of 9

EXHIBIT INDEX

Exhibit 1.**	Joint Filing Agreement, dated as of May 23, 2014, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).

Exhibit 3.	Stock Purchase Agreement, dated December 14, 2012, by and among PC Connection, Inc., Patricia Gallup and David Hall (Incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2012).

Exhibit 4.**	Rule 10b5-1 Sales Plan, dated December 13, 2013, by and between Patricia Gallup and Goldman, Sachs & Co.

Exhibit 5.**	Rule 10b5-1 Sales Plan, dated December 13, 2013, by and between David Hall and Goldman, Sachs & Co.

**	Filed herewith

13D

CUSIP No. 69318J100	Page 9 of 9

Schedule 5(c)

The following are transactions effected by Ms. Gallup in the last sixty 60 days:

Date	Number of Shares	Transaction	Weighted Average Price
3/26/14	5,000	Disposed	$20.8218	(1)
3/27/14	5,000	Disposed	$20.4378	(1)
3/31/14	5,000	Disposed	$20.3801	(1)
4/1/14	5,000	Disposed	$20.7457	(1)
4/9/14	5,000	Disposed	$20.8424	(1)
4/10/14	5,000	Disposed	$20.8301	(1)
4/14/14	5,000	Disposed	$20.7477	(1)
4/15/14	5,000	Disposed	$20.4532	(1)
4/23/14	5,000	Disposed	$20.9277	(1)
4/24/14	5,000	Disposed	$20.7351	(1)
4/28/14	5,000	Disposed	$20.6492	(1)
4/29/14	5,000	Disposed	$20.5447	(1)
5/7/14	5,000	Disposed	$19.8948	(1)
5/8/14	5,000	Disposed	$19.8918	(1)
5/12/14	5,000	Disposed	$20.6665	(1)
5/13/14	5,000	Disposed	$20.5605	(1)
5/21/14	5,000	Disposed	$20.3267	(1)
5/22/14	5,000	Disposed	$20.5045	(1)

The following are transactions effected by Mr. Hall in the last sixty 60 days:

Date	Number of Shares	Transaction	Weighted Average Price
3/24/14	5,000	Disposed	$21.1477	(1)
3/25/14	5,000	Disposed	$21.0677	(1)
4/2/14	5,000	Disposed	$20.9877	(1)
4/3/14	5,000	Disposed	$20.9299	(1)
4/7/14	5,000	Disposed	$20.2928	(1)
4/8/14	5,000	Disposed	$20.5163	(1)
4/16/14	4,091	Disposed	$20.3567	(1)
4/17/14	5,000	Disposed	$20.657	(1)
4/21/14	5,000	Disposed	$20.7745	(1)
4/22/14	5,000	Disposed	$20.9345	(1)
4/30/14	5,000	Disposed	$20.089	(1)
5/1/14	5,000	Disposed	$19.713	(1)
5/5/14	5,000	Disposed	$20.459	(1)
5/6/14	5,000	Disposed	$20.1422	(1)
5/14/14	5,000	Disposed	$20.1121	(1)
5/15/14	5,000	Disposed	$19.8126	(1)
5/19/14	5,000	Disposed	$20.6482	(1)
5/20/14	5,000	Disposed	$20.4767	(1)

(1)	Sold pursuant to a 10b5-1 Sales Plan dated December 13, 2013.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.

EXECUTED as a sealed instrument this 23rd day of May 2014.

By:	/s/ Patricia Gallup
Patricia Gallup

By:	/s/ David Hall
David Hall

1998 PC Connection Voting Trust

By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee

By:	/s/ David Hall
David Hall, as Trustee

PC Connection, Inc.

By:	/s/ Timothy McGrath
Timothy McGrath
President and Chief Executive Officer

Exhibit 4

Sales Plan

Sales Plan, dated as of the date set forth on the signature page (the “Sales Plan”), between Patricia Gallup (“Seller”) and Goldman, Sachs & Co. (“Broker”).

WHEREAS, Seller desires to establish the Sales Plan to sell shares of common stock, par value $0.01 per share (the “Stock”), of PC Connection, Inc. (the “Issuer”) in accordance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as further set forth herein;

NOW, THEREFORE, Seller and Broker hereby agree as follows:

1. Broker shall effect one or more sales (each a “Sale”) of shares of Stock (the “Shares”) as further set forth in the attached Annex A to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex A.

2. This Sales Plan shall become effective as of the date hereof and shall terminate on the earliest of (a) December 23, 2014 (b) the date on which Broker has sold all Shares specified in Annex A, (c) the date that this Sales Plan is terminated in accordance with paragraph 11 below, or (d) the date Broker receives notice of the death of Seller.

3. Seller understands that Broker may effect Sales hereunder jointly with orders for other sellers of Stock of the Issuer and that the average price for executions resulting from bunched orders will be assigned to Seller’s account.

4. As of the date hereof, Seller represents and warrants that Seller is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible or exchangeable into the Stock).

5. It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c). Seller has consulted with Seller’s own advisors as to the legal and tax aspects of Seller’s adoption and implementation of this Sales Plan.

6. Seller represents that the Shares are “restricted securities” and/or that Seller may be deemed an “affiliate” of the Issuer as those terms are defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has provided Broker with ten (10) executed Forms 144, which Broker will complete and file on behalf of the Seller. Broker agrees to use commercially reasonable efforts to conduct all Sales in accordance with the manner of sale requirements of Rule 144 and in no

1

event shall Broker effect any Sale if such Sale would exceed the then applicable amount limitation under Rule 144 assuming Broker’s Sales pursuant to this Sales Plan are the only Sales subject to that limitation. Seller and Broker understand and agree that unless otherwise agreed or instructed, Broker will generally make one Form 144 filing as necessary at the beginning of each three-month period commencing prior to the first Sale to be effected pursuant to this Plan; provided that Broker may file Forms 144 more or less frequently as may be appropriate under the circumstances. Such Form 144 shall include in the “Remarks” section of the Form 144 a notation substantially in the following form: “The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 Sales Plan dated                     , which is intended to comply with Rule 10b5-1”. Seller agrees to provide Broker with such information as is reasonably necessary for Broker accurately and timely to complete the Forms 144.

7. Seller represents and warrants that Seller is currently permitted to sell Stock in accordance with the Issuer’s insider trading policies, that Seller has consulted with Issuer’s counsel and Issuer has reviewed and does not object to Seller entering into this Sales Plan and that, other than any limitations imposed by Rule 144 under the Securities Act, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which the Seller has obtained all required consents, approvals and waivers. Seller shall notify Broker immediately in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan. The Issuer may notify Broker in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan and such notice by the Issuer will be deemed to satisfy the obligation of Seller to notify Broker of the occurrence of such event. In the event such a restriction exists, including, without limitation, any restriction relating to the extension of a lock-up period under a lock-up agreement, then, following such notice, Broker shall cease effecting Sales for the duration of the restriction and any such sales that Broker is unable to effect shall be deemed to be Unfilled Sales (as defined below) and the provisions of paragraph 10 below shall apply.

8. Seller will not directly or indirectly communicate any information relating to Issuer or Issuer securities to any employee of Broker’s Employee Investor Services group or its affiliates who is directly or indirectly involved in executing this Sales Plan at any time while this Sales Plan is in effect.

9. Seller shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Seller and Broker have executed a “Broker’s Authorization to Confirm and Provide Reports of Transfers” in the form of Annex B hereto, authorizing Broker to deliver notifications of Sales to the persons listed therein.

10. Seller understands that Broker may not effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker or any other event or circumstance (a “Blackout”). Seller also understands that even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a Sale set forth in Annex A (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that results, in the Issuer’s good faith determination, in the

2

imposition of trading restrictions on the Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”), and if Issuer and Seller shall provide Broker at least three (3) days’ prior notice of such trading restrictions, then Broker will cease effecting Sales under this Sales Plan until notified by Issuer and Seller that such restrictions have terminated. All required notifications to Broker under this paragraph 10 shall be made in writing (signed by Seller and Issuer) and confirmed by telephone as follows: (Attn: Single Stock Risk Management, c/o Control Room; Fax No. (212) 256-6533; Tel: (212) 902-1511). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction. Any Unfilled Sales, and any Sales that would have been executed in accordance with the terms of Annex A but are not executed due to the existence of a Blackout or Issuer Restriction, shall be deemed to be cancelled, and shall not be effected pursuant to this Sales Plan.

11. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law doctrine. The Sales Plan may be modified or amended only by a writing signed by the parties hereto, which the Issuer has reviewed and not objected to, and provided that any modification, termination or amendment shall only be permitted at a time when the Seller is otherwise permitted to effect sales under the Issuer’s trading policies and at a time when the Seller is not aware of material nonpublic information concerning the Issuer or its securities. Notwithstanding the foregoing, Seller may terminate this Sales Plan at any time and without Broker’s consent by delivery of written notice to Broker in accordance with the requirements set forth in paragraph 10 above of a written notice in the form attached as Annex C hereto. In the event of a modification or amendment to this Sales Plan, or in the event Seller establishes a new plan after termination of the Sales Plan, no sales shall be effected during the thirty days immediately following such modification, amendment or termination (other than Sales already provided for in the Sales Plan prior to modification, amendment or termination).

12. Seller agrees that Broker and its affiliates and their directors, officers, employees, and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in connection with the Sales Plan, the making of any Sale, or any amendment, modification or termination of the Sales Plan, unless such liability is determined in a non-appealable order of a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct, recklessness or bad faith of the Broker Person. Seller further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Sales Plan, any Sale, or any amendment, modification or termination of the Sales Plan (each an “Action”) and to reimburse each Broker Person for its reasonable expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person’s gross negligence, willful misconduct, recklessness or bad faith. This paragraph 12 shall survive termination of this Sales Plan.

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13. This Sales Plan (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission and by electronic messaging system), each of which will be deemed an original.

14. Broker represents, warrants and covenants that:

(a)	It shall use reasonable efforts, consistent with ordinary principles of best execution, to sell shares in accordance with the terms of the Sales Plan.

(b)	It has implemented reasonable policies and procedures to ensure that any person who has influence over investment decisions under the Sales Plan, including, but not limited to, how, when or whether to effect a purchase or sale, will not be exposed to material nonpublic information with respect to the Issuer or any of its securities.

15. Broker and Seller acknowledge and confirm that the Issuer is not a party to the Sales Plan.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below.

/s/ Patricia Gallup
Patricia Gallup		Goldman, Sachs & Co.

		By:	/s/ Jeff Mullen
Date:	12/13/13	Name:	Jeff Mullen
		Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:	/s/ Joseph Driscoll
Name:	Joseph Driscoll
Title:	Chief Financial Officer

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Annex A

Patricia Gallup

PC Connection, Inc.

Sell up to a maximum of 500,000 shares of Stock under this Sales Plan (the “Shares”), in accordance with the following:

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
1/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/26/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/26/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/31/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/1/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

A-1

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
5/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/31/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

A-2

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
10/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

Total	500,000

*	Share amounts and limit prices listed shall be increased or decreased to reflect stock splits should they occur

/s/ Patricia Gallup
Patricia Gallup		Goldman, Sachs & Co.

		By:	/s/ Jeff Mullen
Date:	12/13/2013	Name:	Jeff Mullen
		Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:	/s/ Joseph Driscoll
Name:	Joseph Driscoll
Title:	Chief Financial Officer

A-3

Annex B

BROKER’S AUTHORIZATION TO CONFIRM AND PROVIDE REPORTS OF TRANSFERS DIRECTLY TO ISSUER

To: Goldman, Sachs & Co.

Date: 12/13/2013

Re: Reporting Procedure for Transfers Involving Equity Securities of PC Connection, Inc. (the “Issuer”)

The undersigned (“Client”) hereby authorizes, acknowledges and confirms to Goldman, Sachs & Co. (“Goldman Sachs”), with respect to the account(s) indicated in paragraph #1 below (each, an “Account”), as follows:

1. Client authorizes Goldman Sachs and, if appropriate, has obtained written authorization as evidenced by the signatures of the appropriate persons at the end of this authorization with respect to the relevant Account Name(s) and Number(s) listed below, to report to the Issuer any purchase or sale of (i) any equity security of the Issuer or (ii) any OTC option, listed option, futures product, swap agreement, convertible security or other derivative instruments based on any equity security of the Issuer effected by you in or through any Account (each, a “Transfer”).

Account Name(s)	Account Number(s)
Patricia Gallup

2. Client authorizes Goldman Sachs, prior to effecting any Transfer (other than pursuant to a Rule 10b5-1 plan previously approved by the Issuer), to use reasonable efforts to verify with the Issuer that such Transfer has been approved by the Issuer.

3. Client authorizes Goldman Sachs to use reasonable efforts to notify the Issuer of each Transfer within one business day after the date of such Transfer, such notification to be made to the attention of the contact names at the e-mail addresses provided below. Client agrees to notify Goldman Sachs in writing if any of the contact information changes.

Contact Name	Firm/Company	E-Mail Address
Janice Rush	PC Connection

4. Client understands and agrees that Goldman Sachs, including its officers, directors, employees, affiliated entities and its officers, directors, employees and members (collectively, the “Goldman Parties”), will not be liable or responsible for: (i) any delay by Goldman Sachs in executing any instruction from Client as a result of Goldman Sachs’ exercising any authority under the terms of this letter; (ii) any delay or failure by the Issuer in confirming approval of any Transfer; (iii) any Transfer entered into by Client in contravention of the Issuer’s policies and procedures; (iv) any negligence of the Goldman Parties in exercising any authority under the terms of this letter; or (v) any rejected or undeliverable notification given as set forth in paragraph #3 above.

B-1

5. Client understands that, as “beneficial owner” of the Issuer’s equity securities, Client is solely responsible for making timely and complete filings to the extent required under Section 16 of the Securities Exchange Act of 1934.

6. All notices to Goldman Sachs hereunder shall be made in writing as follows: Director of PWM Compliance, Goldman, Sachs & Co., 200 West Street, New York, NY 10282 with a copy to the General Counsel, Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

7. All authorizations and agreements of Client herein shall remain in effect until terminated in writing by Client.

This authorization letter shall be governed by the laws of the State of New York, is subject to the terms of the Account Agreement between Client and Goldman, Sachs & Co. (the “Account Agreement”) and does not modify, supersede or otherwise amend Goldman Sachs’ rights under the Account Agreement.

* * *

Please check the applicable account type.

B-2

☒ Individual Account - Name: Patricia Gallup

Print Name:	Patricia Gallup	Signature:	/s/ Patricia Gallup

☐ Joint Account or Entities

Account Name:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Account Name:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Acknowledged & Agreed:

GOLDMAN, SACHS & CO.

By:

B-3

Annex C

Termination Notice, dated as of                     , (the “Termination Date”), of the Sales Plan, dated December     , 2013 (the “Sales Plan”), Patricia Gallup (“Seller”) and Goldman, Sachs & Co. (“Broker”).

WHEREAS, Seller and Broker have previously entered into the Sales Plan;

WHEREAS, Seller desires to terminate the Sales Plan by delivering this notice pursuant to paragraph 10 of the Sales Plan; and

WHEREAS, all capitalized and undefined terms have the meanings assigned to them in the Sales Plan;

NOW THEREFORE, the Seller hereby notifies Broker as follows:

1. Any Sales set forth under Annex A to the Sales Plan that have not been executed as of the time Broker confirms to Seller Broker’s receipt of this Notice shall be cancelled as promptly as practicable.

2. Seller represents and warrants that Seller is terminating the Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and such termination shall not cause the affirmative defense under Rule 10b5-1 to be unavailable with respect to Sales previously effected by Broker hereunder.

3. Broker shall not have any liability whatsoever to the Seller for any action previously or hereafter taken or omitted to be taken in connection with the Sales Plan, this termination, or for any sales of any shares of the Issuer owned by Seller that may be effected through Broker or another dealer during the 30 calendar days following the Termination Date other than any action taken or omitted to be taken as a result of Broker’s gross negligence, willful misconduct or bad faith. Seller further agrees to hold Broker free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by Broker in connection with or arising out of any suit, action or proceeding relating to the Sales Plan or this termination or any other sales of shares of the Issuer owned by the Seller that may be effected through Broker or another dealer during the 30 calendar days following the Termination Date (each an “Action”) and to reimburse Broker for its expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of Broker’s gross negligence, recklessness, willful misconduct or bad faith.

4. This Termination Notice shall be governed by and construed in accordance with the laws of the State of New York without reference to its choice of law doctrine.

C-1

IN WITNESS WHEREOF, the undersigned has signed this Termination Notice as of the date first written above.

Patricia Gallup

Date:

Acknowledged:

Goldman, Sachs & Co.

By:
Name:	Jeff Mullen
Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:
Name:
Title:

C-2

Exhibit 5

Sales Plan

Sales Plan, dated as of the date set forth on the signature page (the “Sales Plan”), between David Hall (“Seller”) and Goldman, Sachs & Co. (“Broker”).

WHEREAS, Seller desires to establish the Sales Plan to sell shares of common stock, par value $0.01 per share (the “Stock”), of PC Connection, Inc. (the “Issuer”) in accordance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as further set forth herein;

NOW, THEREFORE, Seller and Broker hereby agree as follows:

1. Broker shall effect one or more sales (each a “Sale”) of shares of Stock (the “Shares”) as further set forth in the attached Annex A to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex A.

2. This Sales Plan shall become effective as of the date hereof and shall terminate on the earliest of (a) January 6, 2015 (b) the date on which Broker has sold all Shares specified in Annex A, (c) the date that this Sales Plan is terminated in accordance with paragraph 11 below, or (d) the date Broker receives notice of the death of Seller.

3. Seller understands that Broker may effect Sales hereunder jointly with orders for other sellers of Stock of the Issuer and that the average price for executions resulting from bunched orders will be assigned to Seller’s account.

4. As of the date hereof, Seller represents and warrants that Seller is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible or exchangeable into the Stock).

5. It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c). Seller has consulted with Seller’s own advisors as to the legal and tax aspects of Seller’s adoption and implementation of this Sales Plan.

6. Seller represents that the Shares are “restricted securities” and/or that Seller may be deemed an “affiliate” of the Issuer as those terms are defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has provided Broker with ten (10) executed Forms 144, which Broker will complete and file on behalf of the Seller. Broker agrees to use commercially reasonable efforts to conduct all Sales in accordance with the manner of sale requirements of Rule 144 and in no event shall Broker effect any Sale if such Sale would exceed the then applicable amount limitation under Rule 144 assuming Broker’s Sales pursuant to this Sales Plan are the only Sales subject to that limitation. Seller and Broker understand and agree that unless otherwise agreed or instructed, Broker will generally make one Form 144 filing as necessary at the beginning of each three-month period commencing prior to the first Sale to be effected pursuant to this Plan; provided that Broker may file Forms 144 more or less frequently as may be appropriate under the circumstances. Such Form 144 shall include in the “Remarks” section of the Form 144 a notation substantially in the following form: “The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 Sales Plan dated                     , which is intended to comply with Rule 10b5-1”. Seller agrees to provide Broker with such information as is reasonably necessary for Broker accurately and timely to complete the Forms 144.

7. Seller represents and warrants that Seller is currently permitted to sell Stock in accordance with the Issuer’s insider trading policies, that Seller has consulted with Issuer’s counsel and Issuer has reviewed and does not object to Seller entering into this Sales Plan and that, other than any limitations imposed by Rule 144 under the Securities Act, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which the Seller has obtained all required consents, approvals and waivers. Seller shall notify Broker immediately in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan. The Issuer may notify Broker in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan and such notice by the Issuer will be deemed to satisfy the obligation of Seller to notify Broker of the occurrence of such event. In the event such a restriction exists, including, without limitation, any restriction relating to the extension of a lock-up period under a lock-up agreement, then, following such notice, Broker shall cease effecting Sales for the duration of the restriction and any such sales that Broker is unable to effect shall be deemed to be Unfilled Sales (as defined below) and the provisions of paragraph 10 below shall apply.

8. Seller will not directly or indirectly communicate any information relating to Issuer or Issuer securities to any employee of Broker’s Employee Investor Services group or its affiliates who is directly or indirectly involved in executing this Sales Plan at any time while this Sales Plan is in effect.

9. Seller shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Seller and Broker have executed a “Broker’s Authorization to Confirm and Provide Reports of Transfers” in the form of Annex B hereto, authorizing Broker to deliver notifications of Sales to the persons listed therein.

10. Seller understands that Broker may not effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker or any other event or circumstance (a “Blackout”). Seller also understands that even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a Sale set forth in Annex A (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that results, in the Issuer’s good faith determination, in the

2

imposition of trading restrictions on the Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”), and if Issuer and Seller shall provide Broker at least three (3) days’ prior notice of such trading restrictions, then Broker will cease effecting Sales under this Sales Plan until notified by Issuer and Seller that such restrictions have terminated. All required notifications to Broker under this paragraph 10 shall be made in writing (signed by Seller and Issuer) and confirmed by telephone as follows: (Attn: Single Stock Risk Management, c/o Control Room; Fax No. (212) 256-6533; Tel: (212) 902-1511). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction. Any Unfilled Sales, and any Sales that would have been executed in accordance with the terms of Annex A but are not executed due to the existence of a Blackout or Issuer Restriction, shall be deemed to be cancelled, and shall not be effected pursuant to this Sales Plan.

11. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law doctrine. The Sales Plan may be modified or amended only by a writing signed by the parties hereto, which the Issuer has reviewed and not objected to, and provided that any such modification, termination or amendment shall only be permitted at a time when the Seller is otherwise permitted to effect sales under the Issuer’s trading policies and at a time when the Seller is not aware of material nonpublic information concerning the Issuer or its securities. Notwithstanding the foregoing, Seller may terminate this Sales Plan at any time and without Broker’s consent by delivery of written notice to Broker in accordance with the requirements set forth in paragraph 10 above of a written notice in the form attached as Annex C hereto. In the event of a modification or amendment to this Sales Plan, or in the event Seller establishes a new plan after termination of the Sales Plan, no sales shall be effected during the thirty days immediately following such modification, amendment or termination (other than Sales already provided for in the Sales Plan prior to modification, amendment or termination).

12. Seller agrees that Broker and its affiliates and their directors, officers, employees, and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in connection with the Sales Plan, the making of any Sale, or any amendment, modification or termination of the Sales Plan, unless such liability is determined in a non-appealable order of a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct, recklessness or bad faith of the Broker Person. Seller further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Sales Plan, any Sale, or any amendment, modification or termination of the Sales Plan (each an “Action”) and to reimburse each Broker Person for its reasonable expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person’s gross negligence, willful misconduct, recklessness or bad faith. This paragraph 12 shall survive termination of this Sales Plan.

3

13. This Sales Plan (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission and by electronic messaging system), each of which will be deemed an original.

14. Broker represents, warrants and covenants that:

(a)	It shall use reasonable efforts, consistent with ordinary principles of best execution, to sell shares in accordance with the terms of the Sales Plan.

(b)	It has implemented reasonable policies and procedures to ensure that any person who has influence over investment decisions under the Sales Plan, including, but not limited to, how, when or whether to effect a purchase or sale, will not be exposed to material nonpublic information with respect to the Issuer or any of its securities.

15. Broker and Seller acknowledge and confirm that the Issuer is not a party to the Sales Plan.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below.

/s/ David Hall
David Hall		Goldman, Sachs & Co.

		By:	/s/ Jeff Mullen
Date:	12/13/13	Name:	Jeff Mullen
		Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:	/s/ Joseph Driscoll
Name:	Joseph Driscoll
Title:	Chief Financial Officer

4

Annex A

David Hall

PC Connection, Inc.

Sell up to a maximum of 500,000 shares of Stock under this Sales Plan (the “Shares”), in accordance with the following:

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
1/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/27/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
2/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
3/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
4/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/1/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/5/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
5/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/19/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
5/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/26/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
6/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/1/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/14/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/24/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/28/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
7/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/25/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
8/26/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/8/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/9/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/22/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
9/23/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/1/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

Date	Shares to be sold*	$ Limit or Market*	Cost Basis	Purchase Date	Nature of Acquisition
10/6/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/7/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/20/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/21/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
10/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/3/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/4/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/12/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/13/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/17/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
11/18/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/1/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/2/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/10/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/11/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/15/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/16/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/29/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
12/30/14	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/5/15	5,000	$19.00	$0.0067	3/6/1998	Founders Shares
1/6/15	5,000	$19.00	$0.0067	3/6/1998	Founders Shares

Total	500,000

*	Share amounts and limit prices listed shall be increased or decreased to reflect stock splits should they occur

/s/ David Hall
David Hall		Goldman, Sachs & Co.

		By:	/s/ Jeff Mullen
Date:	12/13/2013	Name:	Jeff Mullen
		Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:	/s/ Joseph Driscoll
Name:	Joseph Driscoll
Title:	CFO

Annex B

BROKER’S AUTHORIZATION TO CONFIRM AND PROVIDE REPORTS OF TRANSFERS DIRECTLY TO ISSUER

To: Goldman, Sachs & Co.

Date: 12/13/2013

Re: Reporting Procedure for Transfers Involving Equity Securities of PC Connection, Inc. (the “Issuer”)

The undersigned (“Client”) hereby authorizes, acknowledges and confirms to Goldman, Sachs & Co. (“Goldman Sachs”), with respect to the account(s) indicated in paragraph #1 below (each, an “Account”), as follows:

1. Client authorizes Goldman Sachs and, if appropriate, has obtained written authorization as evidenced by the signatures of the appropriate persons at the end of this authorization with respect to the relevant Account Name(s) and Number(s) listed below, to report to the Issuer any purchase or sale of (i) any equity security of the Issuer or (ii) any OTC option, listed option, futures product, swap agreement, convertible security or other derivative instruments based on any equity security of the Issuer effected by you in or through any Account (each, a “Transfer”).

Account Name(s)	Account Number(s)
David Hall

2. Client authorizes Goldman Sachs, prior to effecting any Transfer (other than pursuant to a Rule 10b5-1 plan previously approved by the Issuer), to use reasonable efforts to verify with the Issuer that such Transfer has been approved by the Issuer.

3. Client authorizes Goldman Sachs to use reasonable efforts to notify the Issuer of each Transfer within one business day after the date of such Transfer, such notification to be made to the attention of the contact names at the e-mail addresses provided below. Client agrees to notify Goldman Sachs in writing if any of the contact information changes.

Contact Name	Firm/Company	E-Mail Address
Janice Rush	PC Connection

4. Client understands and agrees that Goldman Sachs, including its officers, directors, employees, affiliated entities and its officers, directors, employees and members (collectively, the “Goldman Parties”), will not be liable or responsible for: (i) any delay by Goldman Sachs in executing any instruction from Client as a result of Goldman Sachs’ exercising any authority under the terms of this letter; (ii) any delay or failure by the Issuer in confirming approval of any Transfer; (iii) any Transfer entered into by Client in contravention of the Issuer’s policies and procedures; (iv) any negligence of the Goldman Parties in exercising any authority under the terms of this letter; or (v) any rejected or undeliverable notification given as set forth in paragraph #3 above.

5. Client understands that, as “beneficial owner” of the Issuer’s equity securities, Client is solely responsible for making timely and complete filings to the extent required under Section 16 of the Securities Exchange Act of 1934.

6. All notices to Goldman Sachs hereunder shall be made in writing as follows: Director of PWM Compliance, Goldman, Sachs & Co., 200 West Street, New York, NY 10282 with a copy to the General Counsel, Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

7. All authorizations and agreements of Client herein shall remain in effect until terminated in writing by Client.

This authorization letter shall be governed by the laws of the State of New York, is subject to the terms of the Account Agreement between Client and Goldman, Sachs & Co. (the “Account Agreement”) and does not modify, supersede or otherwise amend Goldman Sachs’ rights under the Account Agreement.

* * *

Please check the applicable account type.

☒ Individual Account - Name: David Hall

Print Name:	David Hall	Signature:	/s/ David Hall

☐ Joint Account or Entities

Account Name:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Account Name:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Print Name:	Signature:	Title:

Acknowledged & Agreed:

GOLDMAN, SACHS & CO.

By:

Annex C

Termination Notice, dated as of                     , (the “Termination Date”), of the Sales Plan, dated December     , 2013 (the “Sales Plan”), David Hall (“Seller”) and Goldman, Sachs & Co. (“Broker”).

WHEREAS, Seller and Broker have previously entered into the Sales Plan;

WHEREAS, Seller desires to terminate the Sales Plan by delivering this notice pursuant to paragraph 10 of the Sales Plan; and

WHEREAS, all capitalized and undefined terms have the meanings assigned to them in the Sales Plan;

NOW THEREFORE, the Seller hereby notifies Broker as follows:

1. Any Sales set forth under Annex A to the Sales Plan that have not been executed as of the time Broker confirms to Seller Broker’s receipt of this Notice shall be cancelled as promptly as practicable.

2. Seller represents and warrants that Seller is terminating the Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and such termination shall not cause the affirmative defense under Rule 10b5-1 to be unavailable with respect to Sales previously effected by Broker hereunder.

3. Broker shall not have any liability whatsoever to the Seller for any action previously or hereafter taken or omitted to be taken in connection with the Sales Plan, this termination, or for any sales of any shares of the Issuer owned by Seller that may be effected through Broker or another dealer during the 30 calendar days following the Termination Date other than any action taken or omitted to be taken as a result of Broker’s gross negligence, willful misconduct or bad faith. Seller further agrees to hold Broker free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by Broker in connection with or arising out of any suit, action or proceeding relating to the Sales Plan or this termination or any other sales of shares of the Issuer owned by the Seller that may be effected through Broker or another dealer during the 30 calendar days following the Termination Date (each an “Action”) and to reimburse Broker for its expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of Broker’s gross negligence, recklessness, willful misconduct or bad faith.

4. This Termination Notice shall be governed by and construed in accordance with the laws of the State of New York without reference to its choice of law doctrine.

C-1

IN WITNESS WHEREOF, the undersigned has signed this Termination Notice as of the date first written above.

David Hall

Date:

Acknowledged:

Goldman, Sachs & Co.

By:
Name:	Jeff Mullen
Title:	Managing Director

Acknowledged:

PC Connection, Inc.

By:
Name:
Title:

C-2